     As filed with the Securities and Exchange Commission on


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 11-K


              [X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                   SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 1998


                                       OR


              [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                        Commission file number 1-4034


     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

          Total Renal Care, Inc.
          Retirement Savings Plan


     B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

          Total Renal Care, Inc.
          21250 Hawthorne Boulevard, Suite 800
          Torrance, California  90503-5517


                             REQUIRED INFORMATION

          1. Financial statements filed as a part of this annual report: Report of PricewaterhouseCoopers LLP, independent accountants, Audited Statements of Net Assets Available for Benefits, With Fund Information as of December 31, 1998 and 1997, Audited Statements of Changes in Net Assets Available for Benefits, With Fund Information for the Years Ended December 31, 1998 and 1997, and Notes to Financial Statements for the Years Ended December 31, 1998 and 1997, and Notes to Financial Statements for the Years Ended December 31, 1998 and 1997.

          2. Exhibit filed as a part of this annual report: Exhibit 23- Consent of PricewaterhouseCoopers LLP, independent accountants.

                                  SIGNATURES

          The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                    TOTAL RENAL CARE, INC.
                                    RETIREMENT SAVINGS PLAN


Date:  June 28, 1999                By:  /s/ Marie Ficarella
                                         ------------------------
                                         Marie Ficarella, Director
                                         of Human Resources and Designated
                                         Representative of the Plan
                                         Administrator

TOTAL RENAL CARE, INC.
RETIREMENT SAVINGS PLAN
Financial Statements and
Additional Information
December 31, 1998 and 1997

Total Renal Care, Inc.
Retirement Savings Plan
Index
--------------------------------------------------------------------------------




                                                                                                  Page
Financial Statements:

 Report of Independent Accountants                                                                  1

 Statement of Net Assets Available for Benefits, with Fund Information                            2-4

 Statement of Changes in Net Assets Available for Benefits, with Fund Information                 5-7

 Notes to Financial Statements                                                                   8-14

Supplemental Schedules:

 Schedule  I - Schedule of Assets Held for Investment Purposes                                  15-16

 Schedule II - Schedule of Reportable Transactions                                              17-18

                       Report of Independent Accountants


To the Participants and Administrator
of the Total Renal Care, Inc. Retirement Savings Plan


In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Total Renal Care, Inc. Retirement Savings Plan at December 31, 1998 and 1997, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. These supplemental schedules and Fund Information are the responsibility of the Plan's management. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The schedule of assets held for investment purposes and the schedule of reportable transactions that accompany the Plan's financial statements do not disclose the historical cost of certain plan assets. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.


/s/ Price Waterhouse Coopers LLP
June 18, 1999

Total Renal Care, Inc.
Retirement Savings Plan
Statement of Net Assets Available for Benefits, with Fund Information
-----------------------------------------------------------------------------------------------------------------------------------

                                                                          December 31, 1998

                                                                           Fund Information
                                                                           ----------------

                                                                                 Charter         Charter          Charter
                                                                                   Large          Small            Small
                                                                   Charter       Company         Company          Company
                                                                 Guaranteed       Stock -         Stock -         Stock -
                                                                  Long-Term       Growth          Growth          Value I
                                                                     Fund          Fund            Fund             Fund

Assets

Investments, as fair value
  CIGNA Charter Guaranteed Long-Term Account                      $11,974,617
  CIGNA Charter Large Company Stock - Growth Fund                                 $ 4,736,775
  CIGNA Charter Small Company Stock - Growth Fund                                                 $ 1,697,836
  CIGNA Charter Small Company Stock - Value I Fund                                                                $    54,075

Cash equivalents                                                       27,732
                                                                  -----------     -----------     -----------     -----------
Net assets available for benefits                                 $12,002,349     $ 4,736,775     $ 1,697,836     $    54,075
                                                                  ===========     ===========     ===========     ===========
                                                                                    Charter        Charter
                                                                                     Large          Large          Charter
                                                                  Charter           Company        Company          Large
                                                                  Foreign           Stock -        Stock -         Company
                                                                  Stock II          Value I       Growth II         Stock
                                                                   Fund              Fund           Fund            Fund

  CIGNA Charter Foreign Stock II Fund                             $2,561,882
  CIGNA Charter Large Company Stock - Value I Fund                                $    54,281
  CIGNA Charter Large Company Stock - Growth II Fund                                              $ 6,305,605
  CIGNA Charter Large Company Stock Fund                                                                         $  1,176,614

Cash equivalents
                                                                  -----------     -----------     -----------     -----------
Net assets available for benefits                                 $ 2,561,682     $    54,281     $ 6,305,605     $ 1,176,614
                                                                  ===========     ===========     ===========     ===========




The accompanying notes are an integral part of these financial statements.

Total Renal Care, Inc.
Retirement Savings Plan
Statement of Net Assets Available for Benefits, with Fund Information
                                                                     (continued)
--------------------------------------------------------------------------------



                               December 31, 1998

                               Fund Information
                               ----------------



                                                              Lifetime20         Lifetime30       Lifetime40        Lifetime50
                                                                 Fund               Fund             Fund              Fund
Assets

Investments, at fair value
  CIGNA Charter Guaranteed Long-Term Account
  CIGNA Charter Large Company Stock - Growth Fund
  CIGNA Charter Small Company Stock - Growth Fund
  CIGNA Charter Small Company  Stock - Value I Fund
  CIGNA Charter Foreign Stock II Fund
  CIGNA Charter Large Company Stock - Value I Fund
  CIGNA Charter Large Company Stock - Growth II Fund
  CIGNA Charter Large Company Stock Fund
  CIGNA Lifetime20 Fund                                    $  743,689
  CIGNA Lifetime30 Fund                                                         $ 955,152
  CIGNA Lifetime40 Fund                                                                          $5,720,653
  CIGNA Lifetime50 Fund                                                                                             $  588,036
  CIGNA Lifetime60 Fund
  Total Renal Care Holdings, Inc. Common Stock
Participant notes receivable
Cash equivalents
                                                           ----------           ---------        ----------         ----------
Net assets available for benefits                          $  743,689           $ 955,152        $5,720,653         $  588,036
                                                           ==========           =========        ==========         ==========


                                                                               Total Renal
                                                                                   Care
                                                                              Holdings, Inc.      Participant
                                                          Lifetime60             Common             Notes
                                                             Fund                 Stock           Receivable             Total

Assets
Investments, at fair value
  CIGNA Charter Guaranteed Long-Term Account                                                                           $ 11,974,617
  CIGNA Charter Large Company Stock - Growth Fund                                                                         4,736,775
  CIGNA Charter Small Company Stock - Growth Fund                                                                         1,697,836
  CIGNA Charter Small Company  Stock - Value I Fund                                                                          54,075
  CIGNA Charter Foreign Stock II Fund                                                                                     2,561,882
  CIGNA Charter Large Company Stock - Value I Fund                                                                           54,281
  CIGNA Charter Large Company Stock - Growth II Fund                                                                      6,305,605
  CIGNA Charter Large Company Stock Fund                                                                                  1,176,614
  CIGNA Lifetime20 Fund                                                                                                     743,689
  CIGNA Lifetime30 Fund                                                                                                     955,152
  CIGNA Lifetime40 Fund                                                                                                   5,720,653
  CIGNA Lifetime50 Fund                                                                                                     588,036
  CIGNA Lifetime60 Fund                                     $  92,923                                                        92,923
  Total Renal Care Holdings, Inc. Common Stock                               $4,343,015                                   4,343,015
Participant notes receivable                                                                       $1,737,316             1,737,316
Cash equivalents                                                                                                             27,732
                                                            ---------        ----------            ----------           -----------
Net assets available for benefits                           $  92,923        $4,343,015            $1,737,316           $42,770,201
                                                            =========        ==========            ==========           ===========

   The accompanying notes are an integral part of these financial statements.

                                                                           December 31, 1997

                                                                            Fund Information
                                                                           -----------------

                                                               American       Warburg
                                                               Century -       Pincus           Total
                                     Charter       Fidelity    Twentieth      Advisor        Renal Care
                                    Guaranteed     Advisor     Century     International   Holdings, Inc.   Participant
                                    Long-Term     Balanced      Ultra         Equity           Common          Notes
                                      Fund          Fund         Fund          Fund            Stock        Receivable     Total
                                    ----------   ----------   ----------   -------------   --------------   ----------  ------------
Assets

Investments, at fair value
 CIGNA Charter Guaranteed           $5,920,950                                                                           $5,920,950
  Long-Term Account
 CIGNA Fidelity Advisor                           $3,109,971                                                              3,109,971
  Balanced Fund
 CIGNA American Century -
  Twentieth Century
  Ultra Fund                                                   $3,698,292                                                 3,698,292
 CIGNA Warburg Pincus Advisor
  International Equity Fund                                                  $1,557,626                                   1,557,626
 Total Renal Care Holdings, Inc.
  Common Stock                                                                             $1,176,959                     1,176,959
Participant notes receivable                                                                                $752,284        752,284
                                     ----------   ----------   ----------     ----------   ----------       --------    -----------
Net assets available for benefits    $5,920,950   $3,109,971   $3,698,292     $1,557,626   $1,176,959       $752,284    $16,216,082
                                     ==========   ==========   ==========     ==========   ==========       ========    ===========

Total Renal Care, Inc..
Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits, with Fund Information
--------------------------------------------------------------------------------

                                                   Year Ended December 31, 1998

                                                         Fund Information
                                                         ----------------

                                                               Charter           Charter          Charter
                                                                Large             Small            Small
                                               Charter         Company           Company          Company           Charter
                                             Guaranteed         Stock-            Stock-           Stock-           Foreign
                                             Long-Term          Growth           Growth           Value I           Stock II
                                                Fund             Fund             Fund             Fund               Fund

Additions to net assets attributed to:
 Investment income
  Interest                                $   484,535
  Net appreciation (depreciation) in fair                     $  412,505        $  (17,004)       $   4,971          $  (49,194)
                                          -----------         ----------        ----------        ---------          ----------
   value of investments                       484,535            412,505           (17,004)           4,971              49,194
                                          -----------         ----------        ----------        ---------          ----------

 Contributions
  Employer                                     23,010
  Employee                                  2,127,361            447,623           249,182           37,193             352,135
                                          -----------         ----------        ----------        ---------          ----------
                                            2,150,371            447,623           249,182           37,193             352,135
                                          -----------         ----------        ----------        ---------          ----------
Total additions                             2,634,906            860,128           232,178           42,164             302,941
                                          -----------         ----------        ----------        ---------          ----------

Deductions from net assets attributed to:
 Benefit payments                             524,329            158,055            46,103              715              70,259
 Transaction charge                             9,212              1,431             1,088               80               2,628
                                          -----------         ----------        ----------        ---------          ----------
Total deductions                              533,541            159,486            47,191              795              72,887
Change in forfeiture reserve, net               3,087                (37)              (15)                                 (33)
                                          -----------         ----------        ----------        ---------          ----------
Net increase prior to interfund
 transfers                                  2,104,452            700,605           184,972           41,368             230,021
Interfund transfers, net                     (215,964)           182,712           (87,062)          12,706           1,860,851
Transfer of assets due to plan merger       4,192,911          3,853,458         1,599,916                              471,010
                                          -----------         ----------        ----------        ---------          ----------
Net increase (decrease)                     6,081,399          4,736,775         1,697,836           54,075           2,561,882

Net assets available for benefits at
 beginning of year                          5,920,950                  -                 -                -                   -
                                          -----------         ----------        ----------        ---------          ----------

Net assets available for benefits at
 end of year                              $12,002,349         $4,736,775        $1,697,836        $  54,075          $2,561,882
                                          ===========         ==========        ==========        =========          ==========


                                               Charter         Charter                                          American
                                                Large           Large           Charter                         Century-
                                               Company         Company           Large          Fidelity        Twentieth
                                                Stock-          Stock-          Company          Advisor         Century
                                               Value I        Growth II          Stock          Balanced          Ultra
                                                Fund            Fund             Fund             Fund            Fund

Additions to net assets attributed to:
 Investment income
  Interest
  Net appreciation (depreciation) in fair    $  3,626         $  230,311      $   31,077       $  414,640     $ 1,212,842
                                             --------         ----------      ----------       ----------     -----------
   value of investments                      $  3,626         $  230,311      $   31,077       $  414,640     $ 1,212,842
                                             --------         ----------      ----------       ----------     -----------
 Contributions
  Employer
  Employee                                     42,195            758,000         249,234          629,619         811,435
                                             --------         ----------      ----------       ----------     -----------
                                               45,195            988,311         988,311          330,311       1,044,259

Total additions                                45,821            988,311         330,311        1,044,259       1,933,277


Deductions from net assets attributed to:
 Benefit payments                                  40            104,316          31,902           72,857          76,637
 Transaction charge                                                2,022             244            1,207           1,013
                                             --------         ----------      ----------       ----------     -----------

Total deductions                                   40            106,338          32,146           74,064          77,650
                                             --------         ----------      ----------       ----------     -----------
Change in forfeiture reserve, net                                                     34

Net increase prior to interfund
 transfers                                     45,781            881,973         298,131          970,195       1,855,627
Interfund transfers, net                        8,500          5,423,632          88,229       (4,080,166)     (5,553,919)
Transfer of assets due to plan merger                                            790,254
                                             --------         ----------      ----------       ----------     -----------
Net increase (decrease)                        54,281          6,305,605       1,176,614       (3,109,971)     (3,698,292)
                                             --------         ----------      ----------       ----------     -----------
Net assets available for benefits at
 beginning of year                                  -                  -               -        3,109,971       3,698,292
                                             --------         ----------      ----------       ----------     -----------

Net assets available for benefits at
 end of year                                 $ 54,281         $6,305,605      $1,176,614       $        -     $         -
                                             --------         ----------      ----------       ----------     -----------


   The accompanying notes are an integral part of these financial statements.


Total Renal Care, Inc.
Retirement Savings Plan
Statment of Changes in Net Assets Available for Benefits, with Fund Information
-----------------------------------------------------------------------------------------------------------------------------------


                                                            Year Ended December 31, 1998


                                                                   Fund Information
                                                                   ----------------


                                                     Warburg
                                                      Pinens
                                                     Advisor
                                                  International
                                                      Equity       Lifetime20      Lifetime30      Lifetime40
                                                       Fund           Fund            Fund            Fund
Additions to net assets attributed to:
  Investment income
    Interest
    Net appreciation in fair value of investments  $    232,559    $   11,413      $   18,066      $  127,315
                                                   ------------    ----------      ----------      ----------
                                                        232,559        11,413          18,066         127,315
                                                   ------------    ----------      ----------      ----------
  Contributions
    Employer
    Employee                                            346,396       140,472         165,584         777,474
                                                   ------------    ----------      ----------      ----------
                                                        346,396       140,472         165,584         777,474
                                                   ------------    ----------      ----------      ----------
Total additions                                         578,955       151,885         183,650         904,789

Deductions from net assets attributed to:
  Benefit payments                                       28,945        30,431          24,022         113,877
  Transaction charge                                        583           763             690           2,200
  Participant notes receivable terminated
    due to withdrawal of participant
                                                   ------------    ----------      ----------      ----------
Total deductions                                         29,528        31,194          24,712         116,077
                                                   ------------    ----------      ----------      ----------
Change in forfeiture reserve, net
Net increase prior to interfund transfers               549,427       120,691         158,938         788,712
Interfund transfers, net                             (2,107,053)      (21,408)        (15,527)      3,930,798
Transfer of assets due to plan merger                                 644,406         811,741       1,001,143
                                                   ------------    ----------      ----------      ----------
Net (decrease) increase                              (1,557,626)      743,689         955,152       5,720,653
Net assets available for benefits at beginning of
  year                                                1,557,626             -               -               -
                                                   ------------    ----------      ----------      ----------
Net assets available for benefits at end of year   $          -    $  743,689      $  955,152      $5,720,653
                                                   ============    ==========      ==========      ==========

                                                                                   Total Renal
                                                                                      Care
                                                                                  Holdings, Inc.   Participant
                                                   Lifetime50      Lifetime60        Common           Notes
                                                      Fund            Fund            Stock        Receivable      Total
Additions to net assets attributed to:
  Investment income
    Interest                                                                                       $   91,341    $   575,876
    Net appreciation in fair value of investments  $     15,420    $    3,277      $  168,486                      2,779,310
                                                   ------------    ----------      ----------      ----------    -----------
                                                         15,420         3,277         168,486          91,341      3,355,186
                                                   ------------    ----------      ----------      ----------    -----------
  Contributions
    Employer                                                                              509                         23,519
    Employee                                             88,641        25,044         962,536                      8,210,124
                                                   ------------    ----------      ----------      ----------    -----------
                                                         88,641        25,044         963,045                      8,233,643
                                                   ------------    ----------      ----------      ----------    -----------
Total additions                                         104,061        28,321       1,131,531          91,341     11,588,829

Deductions from net assets attributed to:
  Benefit payments                                        8,985           379         159,188                      1,451,040
  Transaction charge                                        232           101           6,599                         30,093
  Participant notes receivable terminated
    due to withdrawal of participant                                                                   58,252         58,252
                                                   ------------    ----------      ----------      ----------    -----------
Total deductions                                          9,217           480         165,787          58,252      1,539,385
Change in forfeiture reserve, net                                                        (153)                         2,815
                                                   ------------    ----------      ----------      ----------    -----------
Net increase prior to interfund transfers                94,844        27,841         965,591          33,089     10,052,259
Interfund transfers, net                                 19,951         3,018         192,016         358,676              -
Transfer of assets due to plan merger                   473,241        62,064       2,008,449         593,267     16,501,860
                                                   ------------    ----------      ----------      ----------    -----------
Net (decrease) increase                                 588,036        92,923       3,166,056         985,032     26,554,119
Net assets available for benefits at beginning of
  year                                                        -             -       1,176,959         752,284     16,216,082
                                                   ------------    ----------      ----------      ----------    -----------
Net assets available for benefits at end of year   $    588,036    $   92,923      $4,343,015      $1,737,316    $42,770,201
                                                   ============    ==========      ==========      ==========    ===========

  The accompanying ntoes are an integral part of these financial statements.

                                                                   Year Ended December 31, 1997

                                                                         Fund Information
                                                                   ----------------------------

                                                               American      Warburg
                                                               Century -     Pincus          Total
                                 Charter          Fidelity     Twentieth     Advisor       Renal Care
                                 Guaranteed       Advisor       Century    International  Holdings, Inc.  Participant
                                 Long-Term        Balanced       Ultra        Equity         Common          Notes
                                 Fund             Fund           Fund         Fund           Stock         Receivable         Total
                                 ----------      ----------    ----------   ----------     -----------     ----------    -----------

Additions to net assets
 attributed to:
 Investment income
  Interest                       $  321,696                                                                $   56,982     $  378,678


  Net appreciation
   (depreciation) in fair
   value of investments                          $  478,059    $  526,222    $ (108,519)    $  161,202                     1,056,964

                                 ----------      ----------    ----------   ----------     -----------      ----------   -----------

                                    321,696         478,059       526,222      (108,519)       161,202         56,982      1,435,642

                                 ----------      ----------    ----------   ----------     -----------      ----------   -----------

 Contributions
  Employer                                -             -            -             -                 -                             -
  Employee                        1,340,319         877,934     1,191,372      559,279         329,650                     4,298,554

                                 ----------      ----------    ----------   ----------     -----------      ----------   -----------

                                  1,340,319         877,934     1,191,372      559,279         329,650                     4,298,554

                                 ----------      ----------    ----------   ----------     -----------      ----------   -----------

Total additions                   1,662,015       1,355,993     1,717,594      450,760         490,852         56,982      5,734,196


Deductions from net assets
 attributed to:
 Benefit payments                   333,366         107,760       129,067       61,113           7,320                       638,626

 Transaction charge                   6,847           1,105         1,459          736           2,076                        12,223

 Participant notes receivable
  terminated
  due to withdrawal of
   participant                                                                                                  17,766        17,766

                                 ----------      ----------    ----------   ----------     -----------      ----------   -----------

Total deductions                    340,213         108,865       130,526       61,849           9,396          17,766       668,615

Change in forfeiture reserve,
 net                                    868                                                                                      868

                                 ----------      ----------    ----------   ----------     -----------      ----------   -----------

Net increase prior to interfund
 transfers                        1,322,670       1,247,128     1,587,068      388,911         481,456          39,216     5,066,449

Interfund transfers, net           (380,416)         26,896        55,805      (52,422)        165,068         185,069             -

                                 ----------      ----------    ----------   ----------     -----------      ----------   -----------

Net increase                        942,254       1,274,024     1,642,873      336,489         646,524         224,285     5,066,449

Net assets available for
 benefits at beginning of year     4,978,696      1,835,947     2,055,419    1,221,137         530,435         527,999    11,149,633

                                 ----------      ----------    ----------   ----------     -----------      ----------   -----------

Net assets available for
 benefits at end of year         $5,920,950      $3,109,971    $3,698,292   $1,557,626      $1,176,959      $  752,284   $16,216,082

                                 ==========      ===========   ==========   ==========     ===========      ==========   ===========

  The accompanying notes are an integral part of these financial statements.

Total Renal Care, Inc.
Retirement Savings Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

1.   Description of Plan

     The following description of the Total Renal Care, Inc. Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     General

     The Plan is a defined contribution plan established effective October 1, 1994 and most recently amended effective December 1, 1998. Effective July 1, 1998, current employees of Total Renal Care Holdings, Inc. (the "Company") became eligible to participate immediately. Employees hired after July 1, 1998 become eligible to participate upon completing six months of service and attaining the age of 21. Prior to July 1, 1998, employees became eligible to participate upon completing one year of service with 1,000 hours of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     Contributions

     Effective July 1, 1998, participants may contribute an amount equal to not less than 1 percent nor more than 20 percent of their compensation for the contribution period. The Company will only make a matching contribution, where governed by Hawaii union contracts, in an amount equal to $.50 for each $1.00 contributed by an employee, up to a maximum of 5 percent of the participant's compensation. The Company may also make profit sharing contributions and discretionary non-elective contributions. There were no profit sharing or discretionary non-elective contributions made in 1998 or 1997. Prior to July 1, 1998, participants could contribute an amount equal to not less than 1 percent nor more than 15 percent of their compensation for the contribution period. The Company could also have made discretionary non-elective contributions.

     Participant Accounts

     Each participant's account is credited with the participant's contribution and allocation of the Company's contribution and Plan earnings. Earnings are allocated by fund based on the ratio of a participant's account invested in a particular fund to all participants' investments in that fund. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Total Renal Care, Inc.
Retirement Savings Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

     Vesting

     Participants are immediately vested in their voluntary contributions plus actual earnings thereon. For participants hired after July 1, 1998, the balance of vesting in the participants' accounts is based on years of service. A participant becomes 25 percent vested after two years of service, 50 percent vested after three years of service, 75 percent vested after four years of service and 100 percent vested after five years of service. However, if an active participant dies prior to attaining the normal retirement age, the participant's account becomes 100 percent vested. Prior to July 1, 1998, all participants became 20 percent vested after one year of service, 40 percent vested after two years of service, 60 percent vested after three years of service, 80 percent vested after four years of service and 100 percent vested after five years of service. Employees hired before July 1, 1998 became fully vested in their account balance.

     Investment Options

     Upon enrollment in the Plan, a participant may currently direct contributions among any of the following investment options:

     . Charter Guaranteed Long-Term Fund - Funds are invested in the CIGNA Charter Guaranteed Long-Term Account, which provides a guaranteed rate of return reset semiannually.

     . Charter Large Company Stock - Growth Fund - Funds are invested in the CIGNA Charter Large Company Stock - Growth Fund, which invests in large company stocks.

     . Charter Small Company Stock - Growth Fund - Funds are invested in the CIGNA Charter Small Company Stock - Growth Fund, which invests primarily in small company stocks.

     . Charter Small Company Stock - Value I Fund - Funds are invested in the CIGNA Charter Small Company Stock - Value I Fund, which invests in small company stocks.

     . Charter Foreign Stock II Fund - Funds are invested in the CIGNA Charter Foreign Stock II Fund, which invests in large foreign company stock.

     . Charter Large Company Stock - Value I Fund - Funds are invested in the CIGNA Charter Large Company Stock - Value I Fund, which invests primarily in stocks listed on the New York Stock Exchange.

Total Renal Care, Inc.
Retirement Savings Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

     . Charter Large Company Stock - Growth II Fund - Funds are invested in the CIGNA Charter Large Company Stock - Growth II Fund, which invests primarily in common stock, convertible securities and preferred stock traded on U.S. exchanges or over-the-counter.

     . Charter Large Company Stock Fund - Funds are invested in the CIGNA Charter Large Company Stock Fund, which invests primarily in domestic equity securities.

     . Lifetime20 Fund - Funds are invested in five actively managed separate accounts including the CIGNA Fidelity Advisor Growth Opportunities Fund, CIGNA Warburg Pincus Advisor Emerging Growth Fund, CIGNA Warburg Pincus Advisor International Equity Fund, CIGNA Charter Actively Managed (Core) Fixed Income Fund, and the CIGNA Charter High Yield Bond Fund.

     . Lifetime30 Fund - Funds are invested in six actively managed separate accounts including the CIGNA Fidelity Advisor Growth Opportunities Fund, CIGNA Charter Growth & Income Fund, CIGNA Warburg Pincus Advisor Emerging Growth Fund, CIGNA Warburg Pincus Advisor International Equity Fund, CIGNA Charter Actively Managed (Core) Fixed Income Fund, and the CIGNA Charter High Yield Bond Fund.

     . Lifetime40 Fund - Funds are invested in seven actively managed separate accounts including the CIGNA Fidelity Advisor Growth Opportunities Fund, CIGNA Vanguard Growth & Income Fund, CIGNA Charter Growth & Income Fund, CIGNA Warburg Pincus Advisor Emerging Growth Fund, CIGNA Warburg Pincus Advisor International Equity Fund, CIGNA Charter Actively Managed (Core) Fixed Income Fund, and the CIGNA Charter High Yield Bond Fund.

     . Lifetime50 Fund - Funds are invested in seven actively managed separate accounts including the CIGNA Fidelity Advisor Growth Opportunities Fund, CIGNA Charter Growth & Income Fund, CIGNA Vanguard Growth & Income Fund, CIGNA Warburg Pincus Advisor Emerging Growth Fund, CIGNA Warburg Pincus Advisor International Equity Fund, CIGNA Charter Actively Managed (Core) Fixed Income Fund, and the CIGNA Charter High Yield Bond Fund.

     . Lifetime60 Fund - Funds are invested in five actively managed separate accounts including the CIGNA Charter Growth & Income Fund, CIGNA Vanguard Growth & Income Fund, CIGNA Warburg Pincus Advisor International Equity Fund, CIGNA Charter Short-Term Fixed Income Fund, and the CIGNA Charter Actively Managed (Core) Fixed Income Fund.

Total Renal Care, Inc.
Retirement Savings Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

     . Total Renal Care Holdings, Inc. Common Stock - Funds are invested solely in shares of Total Renal Care Holdings, Inc. common stock.

     Participants may change their investment options at any time.

     Payment of Benefits

     Effective July 1, 1998 on termination of service, a participant may elect to receive either a lump-sum amount equal to the value of his or her account, installment payments, or a distribution in the form of an annuity. Prior to July 1, 1998, a participant could elect to receive a lump-sum amount equal to the value of his or her account, a distribution in the form of an annuity, or a combination of both. Distributions are subject to the applicable provisions of the Plan agreement.

     Participant Notes Receivable

     Participants may borrow up to the lesser of $50,000 or 50 percent of the vested portion of their account balance, subject to certain restrictions, in accordance with interest rates and collateral requirements established by the Company.

     Cash Equivalents

     Contributions received prior to year end awaiting investment in the appropriate investment option at December 31, 1998 are invested in the CIGNA Charter Guaranteed Short-Term Account, which is recorded at fair value, and are included as cash equivalents within the fund in which units are subsequently purchased.

2.   Summary of Accounting Policies

     Method of Accounting

     The Plan's financial statements are prepared on the accrual basis of accounting, and reflect management's estimates and assumptions, such as those regarding fair value, that affect the recorded amounts. Significant estimates used are discussed throughout the notes to financial statements.

Total Renal Care, Inc.
Retirement Savings Plan
Notes to Financial Statements
--------------------------------------------------------------------------------
     Investments

     Investments in pooled separate accounts (CIGNA Charter Large Company Stock-Growth Fund, CIGNA Charter Small Company Stock - Growth Fund, CIGNA Charter Small Company Stock - Value I Fund, CIGNA Charter Foreign Stock II Fund, CIGNA Charter Large Company Stock - Value I Fund, CIGNA Charter Large Company Stock - Growth II Fund, CIGNA Charter Large Company Stock Fund, CIGNA Lifetime20 Fund, CIGNA Lifetime30 Fund, CIGNA Lifetime40 Fund, CIGNA Lifetime50 Fund and CIGNA Lifetime60 Fund) are recorded at fair value, as determined by the unit value as reported by the Connecticut General Life Insurance Company ("CG Life"). The investment in the CIGNA Charter Guaranteed Long-Term Account is non-fully benefit responsive and is recorded at fair value. Participant notes receivable are valued at cost which approximates fair value. The Company common stock is valued at its quoted market price. Effective August 1, 1998, the Plan's investments in the CIGNA Fidelity Advisor Balanced Fund, the CIGNA American Century Twentieth Century Ultra Fund and the CIGNA Warburg Pincus Advisor International Equity Fund were deleted as investment options.

     Contributions

     Employee contributions are recorded in the period during which the Company makes payroll deductions from the participants' earnings. Matching Company contributions are recorded annually. Profit sharing contributions and discretionary non-elective contributions, if any, are recorded annually.

     Benefits

     Benefit claims are recorded as expenses when they have been approved for payment and paid by the Plan.

3.   Deposit With Insurance Company

     The Plan participates in a contract with CG Life via an investment in the CIGNA Charter Guaranteed Long-Term Account. CG Life commingles the assets of the CIGNA Charter Guaranteed Long-Term Account with other assets. For the Plan's investment in the CIGNA Charter Guaranteed Long-Term Account the Plan is credited with interest at the rate specified in the contract which ranged from 6.05% to 5.95% and was 6.05% for the years ended December 31, 1998 and 1997, respectively, net of asset charges. CG Life prospectively guaranteed the interest rates credited for the CIGNA Charter Guaranteed Long-Term Account for six months. As discussed in Note 2, the CIGNA Charter Guaranteed Long-Term Account is included in the financial statements at fair value which, principally because of the periodic rate reset process, approximates contract value.

Total Renal Care, Inc.
Retirement Savings Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

4.   Investments

     Investments that represent 5 percent or more of the Plan's net assets are separately identified below.

                                                                                               December 31,
                                                                                         1998               1997

     CIGNA Charter Guaranteed Long-Term Account                                       $11,974,617         $5,920,950
         interest rates, 5.95%; 6.05%
     CIGNA Charter Large Company Stock - Growth Fund                                    4,736,775                  -
         units, 346,255; -
     CIGNA Charter Foreign Stock II Fund                                                2,561,882                  -
         units, 246,809; -
     CIGNA Charter Large Company Stock - Growth II Fund                                 6,305,605                  -
         units, 594,308; -
     CIGNA Fidelity Advisor Balanced Fund                                                       -          3,109,971
         units, - ; 113,752
     CIGNA American Century - Twentieth Century Ultra Fund                                      -          3,698,292
         units, - ; 95,415
     CIGNA Warburg Pincus Advisor International Equity Fund                                     -          1,557,626
         units, - ; 70,163
     CIGNA Lifetime40 Fund                                                              5,720,653                  -
         units, 530,181; -
     Total Renal Care Holdings, Inc. Common Stock                                       4,343,015          1,176,959
         shares, 146,922; 42,799

5.   Participant Notes Receivable

     Under the terms of the Plan, participants may borrow from their accounts up to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer to/from the investment fund from/to Participant Notes Receivable. A loan is secured by the balance in the participant's account and bears interest at a rate commensurate with market rates for similar loans, as defined (8.75% to 10.00% and 10.00% for the years ended December 31, 1998 and 1997, respectively).

6.   Plan Termination

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

Total Renal Care, Inc.
Retirement Savings Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

7.   Income Taxes

     The Internal Revenue Service has determined and informed the Company by a letter dated November 25, 1996, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the Plan's administrator and tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

8.   Reconciliation of Plan Financial Statements to the Form 5500

     Certain balances included on lines 31 and 32 of the Annual Return/Report of Employee Benefit Plan (the "Form 5500") have been reclassified for purposes of presentation in these financial statements to provide additional disclosure.

9.   Transfer from Affiliated Plan

     Effective September 1, 1998, assets of the Renal Treatment Center 401(k) Plan were transferred to the Plan.

10.  Forfeitures

     The net change in forfeiture reserve represents the net change in the available forfeiture reserve balance from the prior year plus the current year forfeitures generated. Forfeitures result from nonvested benefit payments remaining in the Plan for all terminated employees. Upon reaching the break-in-service requirement, as defined in the Plan agreement, forfeitures generated are added to the forfeiture reserve balance. The forfeiture reserve of $87,069 and $15,271 at December 31, 1998 and 1997, respectively, is included in the CIGNA Charter Guaranteed Long-Term Account and is available to offset contributions or to pay Plan expenses, which would be otherwise payable by the Company, in accordance with the Plan agreement.

11.  Subsequent Event

     Effective March 17, 1999, assets of the Western Nephrology and Metabolic Bone Disease, P.C. Employee Profit Sharing Plan were transferred to the Plan and participants became eligible to participate in the Plan subject to the provisions of the Plan agreement.

Total Renal Care, Inc.                                     Supplemental Schedule
Retirement Savings Plan                                               Schedule I
Line 27a Form 5500 - Schedule of Assets Held for Investment Purposes
December 31, 1998
--------------------------------------------------------------------------------

                                                           (c)
                     (b)                      Description of investment including                                   (e)
            Identity of Issue, borrower,       maturity date, rate of interest,           (d)                     Current
(a)          lessor, or similar party         collateral, par or maturity value           Cost                     value

 *          Connecticut General Life         CIGNA Charter Guaranteed
            Insurance Company                Long-Term Account
                                             5.95%                                         $11,974,617          $11,974,617

 *          Connecticut General Life         CIGNA Charter Large Company
            Insurance Company                Stock - Growth Fund
                                             $13.68/unit                                     4,309,869            4,736,775

 *          Connecticut General Life         CIGNA Charter Small Company
            Insurance Company                Stock - Growth Fund
                                             $9.88/unit                                      1,680,605            1,697,836

 *          Connecticut General Life         CIGNA Charter Small Company
            Insurance Company                Stock - Value I Fund
                                             $9.59/unit                                         49,127               54,075

            Connecticut General Life         CIGNA Charter Foreign Stock II Fund
 *          Insurance Company                $10.38/unit                                     2,578,654            2,561,882

 *          Connecticut General Life         CIGNA Charter Large Company
            Insurance Company                Stock - Value I Fund
                                             $11.86/unit                                        50,662               54,281

 *          Connecticut General Life         CIGNA Charter Large Company
            Insurance Company                Stock - Growth II Fund
                                             $10.61/unit                                     5,987,119            6,305,605

 *          Connecticut General Life         CIGNA Charter Large Company
            Insurance Company                Stock Fund
                                             $13.27/unit                                     1,087,653            1,176,614

  * Indicates an identified person known to be a party-in-interest to the Plan.

Total Renal Care, Inc.                                     Supplemental Schedule
Retirement Savings Plan                                               Schedule I
Line 27a Form 5500 - Schedule of Assets Held for Investment Purposes
December 31, 1998                                                    (continued)
--------------------------------------------------------------------------------

                                                           (c)
                     (b)                      Description of investment including                                   (e)
            Identity of Issue, borrower,       maturity date, rate of interest,           (d)                     Current
(a)          lessor, or similar party         collateral, par or maturity value           Cost                     value


           Connecticut General Life         CIGNA Lifetime20 Fund
*          Insurance Company                $10.70/unit                                     $  726,898             $  743,689

           Connecticut General Life         CIGNA Lifetime30 Fund
*          Insurance Company                $10.75/unit                                        931,793                955,152

           Connecticut General Life         CIGNA Lifetime40 Fund
*          Insurance Company                $10.79/unit                                      5,550,507              5,720,653

           Connecticut General Life         CIGNA Lifetime50 Fund
*          Insurance Company                $10.86/unit                                        571,383                588,036

           Connecticut General Life         CIGNA Lifetime60 Fund
*          Insurance Company                $10.96/unit                                         89,537                 92,923

*          National Financial               Total Renal Care Holdings, Inc.
           Services Corporation             Common Stock
                                            $29.56/share                                            **              4,343,015

*          Connecticut General Life         Cash Equivalents (CIGNA Charter                     27,732                 27,732
           Insurance Company                Short-Term Account)

*          Participant Notes Receivable                          8.75% - 10.00%              1,737,316              1,737,316



  * Indicates an identified person known to be a party-in-interest to the Plan.

**  Cost information is not currently available.

Total Renal Care, Inc.                                     Supplemental Schedule
Retirement Savings Plan                                              Schedule II
Line 27d Form 5500 - Schedule of Reportable transactions
Year Ended December 31, 1998
--------------------------------------------------------------------------------

       (a)                     (b)              (c)         (d)        (e)     (f)        (g)             (h)               (i)
Identity of party     Description of asset    Purchase     Selling    Lease  Expense    Cost of      Current value        Net gain
    involved          (include interest rate   price       price      Rental incurred    asset        of asset on        or (loss)
                       and maturity in case                                   with                    transaction
                           of a loan)                                      transaction                    date
Connecticut General  Purchases into CIGNA      $7,147,616         N/A  N/A   N/A         $7,147,616      $7,147,616              -
Life Insurance       Charter Guaranteed
Company              Long-Term Account

Connecticut General  Sales from CIGNA                 N/A  $1,581,298  N/A   N/A          1,581,298       1,581,298              -
Life Insurance       Charter Guaranteed
Company              Long-Term Account

Connecticut General  Purchases into CIGNA       4,592,468         N/A  N/A   N/A          4,592,468       4,592,468              -
Life Insurance       Charter Large Company
Company              Stock - Growth Fund

Connecticut General  Sales from CIGNA                 N/A     268,198  N/A   N/A            284,123         268,198     $  (15,925)
Life Insurance       Charter Large Company
Company              Stock - Growth Fund

Connecticut General  Purchases into CIGNA       1,912,714         N/A  N/A   N/A          1,912,714       1,912,714              -
Life Insurance       Charter Small Company
Company              Stock - Growth Fund

Connecticut General  Sales from CIGNA                 N/A     197,874  N/A   N/A            232,386         197,874        (34,512)
Life Insurance       Charter Small Company
Company              Stock - Growth Fund

Connecticut General  Purchases into CIGNA       2,849,417         N/A  N/A   N/A          2,849,417       2,849,417              -
Life Insurance       Charter Foreign
Company              Stock II Fund

Connecticut General  Sales from CIGNA                 N/A     238,341  N/A   N/A            271,110         238,341        (32,769)
Life Insurance       Charter Foreign
Company              Stock II Fund

Connecticut General  Purchases into CIGNA       6,655,241         N/A  N/A   N/A          6,655,241       6,655,241              -
Life Insurance       Charter Large Company
Company              Stock - Growth II Fund

Connecticut General  Sales from CIGNA                 N/A     579,947  N/A   N/A            660,989         579,947        (81,042)
Life Insurance       Charter Large Company
Company              Stock - Growth II Fund

Connecticut General  Purchases into CIGNA       1,171,937         N/A  N/A   N/A          1,171,937       1,171,937              -
Life Insurance       Charter Large Company
Company              Stock Fund

Connecticut General  Sales from CIGNA                 N/A      76,400  N/A   N/A             84,815          76,400         (8,415)
Life Insurance       Charter Large Company
Company              Stock Fund

Connecticut General  Purchases into CIGNA         844,191         N/A  N/A   N/A            844,191         844,191              -
Life Insurance       Fidelity Advisor
Company              Balanced Fund

Connecticut General  Sales from CIGNA                 N/A   4,368,802  N/A   N/A          3,353,018       4,368,802      1,015,784
Life Insurance       Fidelity Advisor
Company              Balanced Fund

Total Renal Care, Inc.                                     Supplemental Schedule
Retirement Savings Plan                                              Schedule II
Line 27d Form 5500 - Schedule of Reportable transactions
Year Ended December 31, 1998                                         (continued)
--------------------------------------------------------------------------------

       (a)                     (b)              (c)         (d)        (e)     (f)        (g)             (h)               (i)
Identity of party     Description of asset    Purchase     Selling    Lease  Expense    Cost of      Current value        Net gain
    involved          (include interest rate   price       price      Rental incurred    asset        of asset on        or (loss)
                       and maturity in case                                   with                    transaction
                           of a loan)                                      transaction                    date
Connecticut General  Purchases into CIGNA      $1,283,417         N/A  N/A   N/A         $1,283,417      $1,283,417              -
Life Insurance       American Century -
Company              Twentieth Century
                     Ultra Fund

Connecticut General  Sales from CIGNA                 N/A  $6,103,551  N/A   N/A          4,260,321       6,103,551     $1,843,230
Life Insurance       American Century -
Company              Twentieth Century
                     Ultra Fund

Connecticut General  Purchases into CIGNA         422,945         N/A  N/A   N/A            422,945         422,945              -
Life Insurance       Warburg Pincus Advisor
Company              International Equity Fund

Connecticut General  Sales from CIGNA Warburg          N/A   2,213,130  N/A   N/A          1,972,704       2,213,130        240,426
Life Insurance       Pincus Advisor
Company              International Equity Fund

Connecticut General  Purchases into CIGNA         791,407         N/A  N/A   N/A            791,407         791,407              -
Life Insurance       Lifetime20 Fund
Company

Connecticut General  Sales from CIGNA                 N/A      59,131  N/A   N/A             65,675          59,131         (6,544)
Life Insurance       Lifetime20 Fund
Company

Connecticut General  Purchases into CIGNA         992,771         N/A  N/A   N/A            992,771         992,771              -
Life Insurance       Lifetime30 Fund
Company

Connecticut General  Sales from CIGNA                 N/A      55,685  N/A   N/A             61,035          55,685         (5,350)
Life Insurance       Lifetime30 Fund
Company

Connecticut General  Purchases into CIGNA       5,956,661         N/A  N/A   N/A          5,956,661       5,956,661              -
Life Insurance       Lifetime40 Fund
Company

Connecticut General  Sales from CIGNA                 N/A     363,323  N/A   N/A            402,282         363,323        (38,959)
Life Insurance       Lifetime40 Fund
Company


National Financial   Purchases into Total       1,438,530         N/A  N/A   N/A          1,438,530       1,438,530              -
Services             Renal Care Holdings,
Corporation          Inc. Common Stock

National Financial   Sales from Total Renal           N/A     449,800  N/A   N/A                 **         449,800             **
Services             Care Holdings, Inc.
Corporation          Common Stock

** Cost information is not presently available.